EXHIBIT 4.1

DESCRIPTION OF THE REGISTRANT’S SECURITIES

Ascena Retail Group, Inc. “ascena,” “ourselves,” “we,” “us,” “our” or “Company” or other similar terms has one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended: our common stock.
DESCRIPTION OF CAPITAL STOCK
The following summary of the terms of our capital stock is based upon our Third Amended and Restated Certificate of Incorporation (the “Certificate of Incorporation”) and our Second Amended and Restated By-laws (the “By-laws”). The summary is not complete, and is qualified by reference to our Certificate of Incorporation and By-laws, which are filed as exhibits to this Annual Report on Form 10-K and are incorporated by reference herein. We encourage you to read our Certificate of Incorporation and By-laws and the applicable provisions of the Delaware General Corporation Law (the “DGCL”) for additional information.
Authorized Shares of Capital Stock
Our authorized capital stock consists of three hundred sixty million (360,000,000) shares of common stock, $0.01 par value per share, and one hundred thousand (100,000) shares of preferred stock, $0.01 par value per share. The outstanding shares of our common stock are duly authorized, validly issued, fully paid and non-assessable.
Listing
Our common stock is listed and principally traded on The Nasdaq Global Select Market under the symbol “ASNA.”
Voting Rights
Holders of ascena common stock are entitled to one vote per share on all matters to be voted upon by stockholders. There are no cumulative voting rights. Stockholders may vote by proxy.
Dividend and Distribution Rights
Subject to preferences applicable to any shares of outstanding ascena preferred stock, the holders of outstanding shares of ascena common stock will be entitled to receive dividends and other distributions out of assets legally available at times and in amounts as the ascena board of directors may determine from time to time. All shares of ascena common stock are entitled to participate ratably with respect to dividends or other distributions.
Rights upon Liquidation
If ascena is liquidated, dissolved or wound up, voluntarily or involuntarily, holders of ascena common stock are entitled to share ratably in all assets of ascena available for distribution to the ascena stockholders after the payment in full of any preferential amounts to which holders of any ascena preferred stock may be entitled.
Other Rights and Preferences
There are no preemption, redemption, sinking fund or conversion rights applicable to the ascena common stock. Pursuant to the By-laws, special meetings of stockholders may be called by stockholders with net long beneficial ownership of our capital stock representing not less than 10% of the voting power of all shares of capital stock entitled to vote at the meeting, subject to the requirements contained in the By-laws.
Transfer Agent and Registrar
American Stock Transfer & Trust Company, LLC is the transfer agent and registrar for our common stock.
Preferred Stock
The ascena board of directors, without further stockholder approval, is authorized to issue from time to time the preferred stock in one or more series and to fix the number of shares constituting the designation, voting powers (if any), preferences and other rights, as well as the qualifications, limitations and restrictions, of the series. The powers, preferences and rights, and the qualifications, limitations or restrictions, if any, of each series of preferred stock may be different from those of any and all other series.
Purposes and Effects of Certain Provisions of the Certificate of Incorporation and By-laws

The Certificate of Incorporation and By-laws provide for directors to be divided into three classes, as nearly equal in the number of directors as possible, with the directors in each class serving a three-year term. Each director serves for a term ending on the date of the third annual meeting following the meeting at which such director was elected.

The Certificate of Incorporation provides that the affirmative vote of holders of at least 80% of the outstanding shares of voting stock is required to approve any business combination with any related person. However, such approval is not applicable to any particular business combination and such business combination shall require only such affirmative vote as may be required by law or otherwise, if such business combination has been approved by a majority of continuing directors at a meeting at which a continuing director quorum is present or such business combination involves ascena and a subsidiary in which a related person has no direct or indirect interest, subject to certain additional limitations.
The Certificate of Incorporation and By-laws provide that members of the ascena board of directors may be removed from office with or without cause, by stockholder action, at a meeting called for that purpose, by a vote of at least 80% of the shares of capital stock then entitled to vote at an election of directors.
The By-laws set forth certain procedures stockholders must follow in order to bring business for consideration at a stockholders’ meeting. Such procedures include, among other things, the requirement that stockholders must deliver a notice of the proposed business to the secretary and the general counsel of ascena not later than the close of business on the 90th day nor earlier than the close of business on the 120th day prior to the first anniversary of the date that the Company’s proxy statement was released to stockholders in connection with the previous year’s annual meeting of stockholders.
Delaware Anti-Takeover Law and Certain Certificate of Incorporation Provisions
Section 203 of the DGCL provides that if a person acquires 15% or more of the stock of a Delaware corporation, thereby becoming an “interested stockholder,” that person may not engage in certain business combinations with the corporation for a period of three years unless (1) the board approved the acquisition of stock or business combination transaction prior to the time that the person became an interested stockholder; (2) the person became an interested stockholder and 85% owner of the voting stock of the corporation in the same transaction, excluding voting stock owned by directors who are also officers and certain employee stock plans; or (3) the business combination transaction is approved by the board and by the affirmative vote of two-thirds of the outstanding voting stock which is not owned by the interested stockholder at an annual or special meeting. A Delaware corporation may elect not to be governed by Section 203. ascena has not made that election.